CIBC Mellon

CIBC Mellon Trust Company

320 Bay Street
P.O. Box 1
Toronto, ON M5H 4A6

Tel: 416.643.5000
Fax: 416.643.5570

www.cibcmellon.com

December 27, 2002

MDS Inc.
100 International Blvd.
Toronto, ON
M9W 6J6

Dear Sirs:

RE: MDS INC.

The following material(s) were sent by prepaid mail to those shareholders who requested material of the above-mentioned Company on December 27, 2002..

    X   Interim Report for the Twelve Months Ended October 31, 2002

However, we have not mailed material(s) to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations..

Yours very truly,
CIBC MELLON TRUST COMPANY

(signed)
Jo-Anne Kidd
Senior Administrator, Client Relations
Direct Dial: (416) 643-5564